(LETTERHEAD OF BERLACK, ISRAELS & LIBERMAN LLP)

                                                  Exhibit F-1(a)







                                   November 21, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  GPU, Inc. Declaration on Form U-1
               SEC File No. 70-8113

Ladies and Gentlemen:

          We have examined Post-Effective Amendment No. 1, dated September 11, 1996, to the Declaration on Form U-1, dated December 22, 1995, as amended, under the Public Utility Holding Company Act of 1935 ("Act"), filed by GPU, Inc. ("GPU"), a Pennsylvania corporation, with the Securities and Exchange Commission ("Commis-sion"), and docketed by the Commission in SEC File No. 70-8113, as to be amended by Post-Effective Amendment No. 2 thereto, dated this date, of which this opinion is to be a part. (The Declaration, as so amended and as thus to be amended, is hereinafter referred to as the "Declaration").

          The Declaration now contemplates, among other things: (I) extending until December 31, 2002 the period during which GPU may guaranty the payment of non-funded benefits due under existing or future employee benefit plans of its subsidiaries, and (ii) increasing to $100 million the aggregate amount of non-funded benefits for which GPU may guaranty.

          In addition to the matters set forth in our previous opinion dated March 26, 1993 and filed as Exhibit F-1 to the Declaration, we have examined a copy of the Commission's Order, dated April 23, 1993, permitting the Declaration, as then amended to become effective. We have also examined such other documents and made such further investigation as we have deemed necessary as a basis for this opinion.

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Securities and Exchange Commission
November 21, 1996
Page 2




          We have been counsel to GPU and its subsidiaries for many years. In that connection, we have participated in various pro-ceedings relating to the issuance of securities by GPU and its subsidiaries, and we are familiar with the terms of the outstanding securities of the corporations comprising the GPU holding company system.

          We are members of the Bar of the State of New York and do not purport to be expert on the laws of any jurisdiction other than the laws of the State of New York and the Federal laws of the United States. The opinions expressed herein are limited to matters governed by the laws of the State of New York and the Federal laws of the United States. As to all matters which are governed by the laws of the Commonwealth of Pennsylvania, we have relied on the opinion of Ballard Spahr Andrews & Ingersoll which is being filed as Exhibit F-2(a) to the Declaration.

          Based upon and subject to the foregoing, and assuming that the transactions therein proposed are carried out in accordance with the Declaration, we are of the opinion that when the Commission shall have entered an order forthwith permitting the Declaration to become effective,

          (a) all State laws applicable to the proposed transactions will have been complied with;

          (b)  GPU is validly organized and existing;

          (c) the guarantees will be valid and binding obligations of GPU in accordance with their terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general principles of equity limiting the availability of equitable remedies; and

          (d) the consummation of the transactions proposed in the Declaration will not violate the legal rights of the holders of any securities issued by GPU or any "associate company" thereof, as defined in the Act.


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Securities and Exchange Commission
November 21, 1996
Page 3





          We hereby consent to the filing of this opinion as an exhibit to the Declaration and in any proceedings before the Commission that may be held in connection therewith.

                              Very truly yours,


                              BERLACK, ISRAELS & LIBERMAN LLP



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